UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2026

Commission File Number 0-28584

Check Point Software Technologies Ltd.

(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-132954, 333-207335, 333-211113, 333-228075, 333-235322, 333-240141, 333-276518, 333-278473, 333-285866, 333-290131 and 333-294763.

Explanatory Note

Check Point Software Technologies Ltd. (“Check Point” or the “Company”) today announced that the Company has identified a security vulnerability affecting Remote Access VPN and Mobile Access functionality in certain configurations of Check Point’s security gateway products, and has released a software update that addresses this vulnerability. As of the date of this filing, the Company is not aware of its own network being affected by this vulnerability. Under certain circumstances, the vulnerability could be exploited to obtain unauthorized access to an environment in which the affected products are deployed.

The Company became aware of the vulnerability on June 4, 2026, and it activated the Company’s research and incident response procedures, initiated an investigation, and worked to identify a solution to remediate the vulnerability. While the investigation is ongoing, the Company has identified instances of unauthorized access to customer environments through the exploitation of this vulnerability.

The Company has published a security advisory describing the affected configurations, mitigation measures, observed indicators of compromise, and providing upgrade guidance, available on a dedicated blog on its website at https://blog.checkpoint.com/security/check-point-releases-important-hotfix-for-vulnerabilities-in-deprecated-ikev1-vpn-protocol. While the Company’s investigation remains ongoing, Check Point is communicating directly with customers known to have deployed affected configurations.

Based on the available information and the investigation to date, the Company has not determined that this matter is reasonably likely to have a material impact on the Company, including its financial condition or results of operations.

Legal Notice Regarding Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this report include, but are not limited to, the Company’s statements regarding the vulnerability described in this report. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this report are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the SEC on March 31, 2026. The forward-looking statements in this report are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Shira Yashar

Name:	Shira Yashar

Title:	General Counsel

Date: June 8, 2026